ROBINS, KAPLAN, MILLER & CIRESI L.L.P.
Attorneys at Law
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, Minnesota 55402-2015
Telephone (612) 349-8500
Facsimile (612) 339-4181
April 3, 2006

Securities and Exchange Commission
Branch of Filings and Reports	VIA EDGAR
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	infoUSA Inc. Commission File No. 0-19598 Preliminary Proxy Materials
On behalf of infoUSA Inc. (the “Company”), we are transmitting electronically via EDGAR the following documents:

1.	Schedule 14A Information cover page, with preliminary copies of the Company’s Notice of Annual Meeting of Shareholders, Proxy Statement, Appendices and form of Proxy (collectively, “Proxy Materials”).
The Company is filing the Proxy Materials in preliminary form only because the Company has commented on or referred to a solicitation in opposition. The Company intends to mail the Proxy Materials, together with a return envelope, to the shareholders of the Company on or around Monday, April 17, 2006.
Please acknowledge receipt of the Company’s filing by electronic confirmation. If you should have any questions regarding these materials, please contact the undersigned at (612) 349-8790.
Very truly yours,
ROBINS, KAPLAN, MILLER & CIRESI L.L.P.

By	/s/ Ryan G. Miest
Ryan G. Miest